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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-7935
CUSIP NUMBER 460254105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERNATIONAL RECTIFIER CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

233 Kansas Street
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

International Rectifier Corporation (the "Company") is unable to meet the filing date for its Quarterly Report on Form 10-Q for the three months ended March 31, 2006 (the "Form 10-Q") without unreasonable effort or expense.

In preparing the Company’s Form 10-Q, the Company has reviewed its accounting for share-based payment awards pursuant to Statement of Financial Accounting Standards No. 123R, "Share-Based Payments." As part of that review, the Company has determined, as described below, that it should correct the classification in its consolidated cash flow statement for the excess tax benefits generated from the exercise of stock options. In the first and second quarters of fiscal 2006, the Company had presented these excess tax benefits as operating cash flows, while SFAS 123R requires their presentation as financing cash flows.

As indicated in its Current Report on Form 8-K filed on May 15, 2006, on May 11, 2006, the Company concluded that it should file amended quarterly reports on Form 10-Q/A for fiscal quarters ended September 30, 2005 and December 31, 2005 in order to correctly classify these amounts as part of cash flow from financing activities.  For the three months ended September 30, 2005 and six months ended December 31, 2005, the excess tax benefit from options exercised was $4.1 million and $4.3 million, respectively.  As a consequence of such change, net cash provided by operating activities will be reduced by $4.1 million and $4.3 million, respectively, and net cash provided by financing activities will be increased by such amounts.  The change in classification does not affect the overall net change in cash and cash equivalents for these periods.

This change in cash flow presentation of excess tax benefit from options exercised has no effect on the unaudited consolidated statements of income for the three months ended September 30, 2005 or for the three or six months ended December 31, 2005, and has no effect on the unaudited consolidated balance sheets as of September 30, 2005 or December 31, 2005.

The Company is filing this Form 12b-25 because it requires additional time to file its Form 10-Q to reflect this correction.  The Company does not believe this correction will impact its previously announced earnings and financial position for the fiscal quarter ended March 31, 2006.

In the Company's Quarterly Reports on Form 10-Q for each of the quarterly periods ended September 30, 2005 and December 31, 2005 management originally reported that the Company's disclosure controls and procedures were effective as of each of those dates. In light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures as of those dates and has concluded that its disclosure controls and procedures were not effective as of those dates due to the material weakness discussed below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As of September 30, 2005, December 31, 2005 and March 31, 2006, the Company did not maintain effective controls over the preparation, review and presentation of its consolidated statement of cash flows. Specifically, the controls were not effective to ensure that cash flows from the excess tax benefit from stock option exercises were presented as cash flows from financing activities in the consolidated statement of cash flows in accordance with generally accepted accounting  principles. This control deficiency resulted in the restatement of the Company’s interim consolidated financial statements for the first and second quarters of fiscal 2006 and a correction of classification to its interim consolidated financial statements for the third quarter of fiscal 2006. In addition, this control deficiency could result in a misstatement of the Company’s cash flows from operating activities and cash flows from financing activities that would result in a material misstatement to the Company’s annual or interim statement of consolidated cash flows that would not be prevented or detected. Accordingly, the Company’s management has determined that this control deficiency constitutes a material weakness. During the fourth quarter of fiscal 2006, the Company is implementing enhanced procedures and controls which include improved training and review processes to ensure proper preparation, review, presentation and disclosure of amounts included in its consolidated statement of cash flows.

The Company anticipates it will be able to file the Form 10-Q within the time period specified in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael P. McGee	(310)	726-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERNATIONAL RECTIFIER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2006	By	/s/ Michael P. McGee
Michael P. McGee,
Executive Vice President,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).